Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824

November 23, 2011

John M. Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549-0404
RE: Acme United Corporation

Dear Mr. Hartz:

This letter is in response to your October 12, 2011 comment letter relating to our Form 10-K for the year ended December 31, 2010 and our Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011. Each of your comments accompanied by our responses is provided below.

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis, page 12

1. We note your Liquidity and Capital Resources discussion beginning on page 15.  Please revise future filings to analyze more fully the underlying components materially affecting your operating cash flows.  For example, discuss the underlying reasons for the increases in days sales outstanding in 2010.  Similarly, in the first quarter of 2011, include a discussion about the significant items contributing to negative cash used in operating activities (accounts payable and other accrued liabilities.)

Response

We note your comment and will revise our disclosure accordingly in future filings. The revised disclosure will be included in our upcoming filing of Form 10-K for the year ended December 31, 2011.

10. Segment Information, page 28

2.  We note from page 29 the majority of your sales and operating income is attributable to the “United States” reportable segment, into which you have aggregated your Asian operations. On page 4 you state the Asian operations “consist of sourcing, product development, production planning, quality control and sales activities.”  Please quantify for us the sales activities generated by Asia for the last three years.  We also note from page 26 in the tax footnote that virtually all of your consolidated income before taxes is attributable to “Foreign”.  Please confirm our understanding that this “Foreign” line item includes the Asian operations. If so, please explain to us how aggregation of the Asian operations into the United States reportable segment is considered appropriate, based on the apparent disparate economic information between the United States and Asian operations. Refer to ASC 20-10-50-11 and -12.

Response

The sales activities generated by the Asian operations for the past three years are as follows:

(in thousands)	2008	2009	2010
Sales	$10,300	$9,400	$10,000

The Company confirms the Staff’s understanding that the consolidated income before taxes attributable to “Foreign” operations includes the Asian operations.

As stated in the Company’s 2010 Form 10-K, the Company has operations in the United States, Canada, Europe and Asia with the Asian operations aggregated with the United States operations. These operations represent three reportable business segments which are identified by their geographic market. Each segment derives its revenues from the sales of cutting devices, measuring instruments and safety products for office, school, home, hardware and industrial use.  ASC 280-10-50-11 states that two or more operating segments may be aggregated into a single operating segment if they have similar economic characteristics and are similar in the following areas:

a.	The nature of the products and services
b.	The nature of the production process
c.	The type or class of customers for their product or services
d.	The methods used to distribute their products or provide their services

The majority of the sales generated by the Asian operations are related to sales made to customers who have retail operations in the United States. These customers place orders with our Asian subsidiary and take ownership of the products in Asia. They consolidate these products within their supply chain and ultimately import them into the United States to be sold in the U.S. market. The activities of the Asian operations meet the criteria identified in ASC 280-10-50-11, and therefore, the Company believes it is appropriate to aggregate the Asian operations into the United States reportable segment. Management believes that aggregating these operations for financial reporting purposes most accurately reflects the economics of the business.

3.  In future filings please include revenues from each type of product and service. Please show us what you intend to present.  For more information about this disclosure requirement, see ASC 280-10-50-40.  If it is your view that providing that information is impracticable, please explain in reasonable detail.

Response

The Company operates in three reportable geographic operating segments based on product shipment destination. The principal products across all operating segments are grouped into the Office Products category. Management reviews the business and makes decisions based on our geographic operating segments. As a result, Management believes that any further breakdown of product revenues would not be appropriate.  In addition, further detail would require us to disclose proprietary information which has not been previously disclosed.

Form 10-Q for the period ended March 31, 2011

Management’s Discussion and Analysis, page 11

4. You disclose on page 13 you were not in compliance with the fixed charge coverage ratio covenant. Please tell us your actual fixed charge coverage ratio as of December 31, 2010, March 31, 2011 and June 30, 2011, and whether you were in compliance with this ratio as of June 30, 2011.  Tell us your basis for the statement made on page 16 of the Form 10-K that you believed you would be able to continue to comply with your covenants under the modified loan agreement for the remainder of the term of the credit facility.  We assume you were in compliance with the other two financial covenants as of March 31, 2011 and June 30, 2011. Given your increased debt, revise future filings, beginning with your September 30, 2011 Form 10-Q, to disclose the actual ratios or amounts achieved, as well as the required minimum/maximum ratios or amounts, for each financial covenant under your revolving loan agreement.  Also revise future filings to state clearly whether you were in compliance with these covenants as of the balance sheet date.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification for guidance.

Response

A) Financial Covenants

 The fixed charge coverage ratio for the periods noted is as follows:

12/31/2010	3/31/2011	6/30/2011
2.99	1.66	4.72

Management confirms that the Company was in compliance with two of the three financial covenants related to its credit facility as of March 31, 2011 and that it was in compliance with all of its financial covenants as of June 30, 2011.

The Company made the statement in its Form 10-K that it believed it would be able to continue to comply with the covenants under the modified loan agreement  for the remainder of the term of the credit facility based on historical performance and known trends and conditions at the time of the filing on March 11, 2011. Prior to the quarter ended March 31, 2011, the Company had always been in compliance with its financial covenants. The fixed charge coverage ratio is based on the trailing twelve months financial activity and was impacted by the timing of share repurchases during the second and third quarters of 2010.  At March 31, 2011, the Company’s trailing twelve month EBITDA was approximately $3.9 million, only $100,000, or 2.5%, less than the $4.0 million needed for the Company to meet the required minimum ratio. Management believes that this slight shortfall of EBITDA and the reasons for the shortfall do not indicate any unfavorable financial or operational situation that would lead to future non-compliance with the financial covenants. Also, the Company has strong sales, earnings, cash flow and a solid balance sheet including a significant cash position. Reflecting the foregoing circumstances, the Company’s bank granted a waiver of the Fixed Charge Coverage ratio at March 31, 2011, without penalty.

B) Debt

We note your comment regarding the increased debt and the request to disclose the details related to the financial covenants under the modified loan agreement. Management notes that the guidance in sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification states that companies should disclose details regarding financial covenants if a) they “are, or are reasonably likely to be, in breach of such covenants” and b) if the covenants impact the Company’s “ability to undertake additional debt or equity financing”.  At March 31, 2011, the Company disclosed the details related to the breach of the fixed coverage charge ratio.

 The increase in debt outstanding under the credit facility at March 31, 2011, compared to December 31, 2010 was principally related to the acquisition of The Pac-Kit Safety Company for approximately $3.4 million. Management believes that this increase in debt is primarily the result of specific discretionary business decisions (e.g.  acquisition of Pac-Kit, share repurchases) and is not indicative of declining business conditions or otherwise related to day to day operations. As required by Section 501.13.c of the Financial Reporting Codification, in future filings, in the event that the Company is, or is reasonably likely to be in breach of its financial covenants, the Company will provide additional information related to the covenants similar to the disclosure provided in its Form 10-Q for the period ended March 31, 2011.

The Company stated in its 2010 Form 10-K that it was in compliance with all of the financial covenants under the revolving loan agreement as of and through December 31, 2010. The Company will include such a statement in future interim and annual filings.

5.  You state on page 14 that management anticipates that cash generated from operating activities, together with funds available under your revolving credit facility, are expected to be sufficient to finance your planned operation over the next twelve months.  Please tell us and revise future filings to explain the basis for this statement, or modify it accordingly, given negative cash from operating activities, and decreasing cash on hand and borrowing availability under the credit facility since December 31, 2010.  Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

Response

The Company made the statement that cash generated from operating activities, together with funds available under our revolving credit facility, are expected to be sufficient to finance planned operations for the next twelve months because at the time of filing the Form 10-Q, Management did not anticipate any cash needs materially different from its recent historical cash needs. In addition, the Company’s business is seasonal and traditionally, sales are stronger in the second and third quarters due to the seasonal nature of the back to school market. As such, liquidity begins to decline in the first quarter, is typically at its lowest point during the second quarter and begins to improve by the end of the third quarter, as payments for inventory needed to support the seasonal sales occur earlier than the collection of the receivables on those sales.  At year end, the twelve month financial statements provide a more meaningful comparison.  Also, in the first quarter of 2011, the Company acquired the assets of the Pac-Kit Safety Company for approximately $3.4 million which resulted in lower borrowing availability under the credit facility.  Management believes that the conditions identified by the staff above are primarily the result of the seasonality of the business and specific discretionary business decisions (e.g.  acquisition of Pac-Kit) as opposed to negative operating conditions.  In addition, in future filings the Company will provide, if appropriate, a discussion of material changes to expected cash needs that could impact both short and long term liquidity.

In connection with our response to the Staff's comments, Acme United Corporation hereby acknowledges that:

o	Acme United Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Acme United Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will contact you the week of November 28, 2011 to ensure your receipt of this letter and respond to any additional questions you may have.

Sincerely,

/s/ Paul G. Driscoll

Paul G. Driscoll
Vice President and Chief Financial Officer